

July 21, 2011

Via E-mail
Ms. Theresa A. Balog
VWR Funding, Inc.
100 Matsonford Road
Radnor, PA 19087

     Re: **VWR Funding, Inc.**
             Form 10-K for Fiscal Year Ended December 31, 2010
             Filed February 25, 2011
             File No. 333-124100

Dear Ms. Balog:

     We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

     Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

     After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2010

Management's Discussion and Analysis, page 19
Liquidity and Capital Resources, page 29

1. Tell us how you considered providing liquidity disclosures to discuss the potential tax impact associated with the repatriation of undistributed earnings of foreign subsidiaries. In this regard, provide us with the amount of investments that are currently held by your foreign subsidiaries. If material to your liquidity position, please also provide us with and confirm in future Exchange Act filings you will disclose the impact of repatriating the undistributed earnings of foreign subsidiaries.

Note 9 – Income Taxes, page 61
Income Tax Provision (Benefit), page 61

2. If geographic disaggregation of the total amount of foreign pre-tax income would be material to an investor's understanding of your operations, please revise to provide that information in future filings for all periods and provide us with a draft of the disclosure based on the information in the 2010 Form 10-K.

Other Matters, page 64

3. Tell us and disclose in future filings the amount of unrecognized deferred tax liabilities related to the cumulative undistributed earnings of foreign subsidiaries. Please also describe the factors that are considered in the periodic determination of whether the undistributed earnings are permanently invested.

Executive Compensation, page 96

4. You have not provided a quantitative discussion of all of the terms of the necessary targets to be achieved for your named executive officers to earn their performance-based cash incentive compensation. For example, we note the specific business unit Internal EBITDA targets that are used to determine half of the 60% weighting for Messrs. Malenfant, Brocke-Benz and Wu. Please confirm that you will disclose in future filings the specific performance targets used to determine incentive amounts or provide a supplemental analysis as to why it is appropriate to omit these targets pursuant to Instruction 4 to Item 402(b) of Regulation S-K. Provide us with draft disclosure.

5. We note the discretionary award of $29,000 to Mr. Brocke-Benz. It is unclear why this discretionary award was included in the non-equity incentive plan compensation column, rather than the bonus column. Please confirm that you will disclose such discretionary awards in the bonus columns in future filings or advise. Provide us with draft disclosure.

Exhibits

6. We note that Exhibits 4.1(a), 4.2(a), 4.2(b), 4.3(b), 4.3(c), 4,4(c) and 10.1(a) are missing schedules, attachments or exhibits. We also note that Exhibits 10.4(b), 10.5(b), 10.7(c), and 10.8(b) to the Form 10-K filed on March 30, 2009, and Exhibit 10.6(b) to the Form 10-K filed on March 15, 2010 are also missing exhibits, schedules and/or attachments. Please confirm that you will file these exhibits in their entirety with your next periodic report.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Raquel Howard at (202) 551-3291 or Tia Jenkins, Senior Assistant Chief Accountant, at (202) 551-3871 if you have questions regarding comments on the financial statements and related matters. Please contact Shehzad Niazi at (202) 551-3121 or Pamela Howell, Special Counsel, at (202) 551-3357 with any other questions.

Sincerely,

/s/ Pamela Howell
for

John Reynolds
Assistant Director